





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68571

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Eight Pines Securities, LLC**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

909 Fannin Street, Suite 4000
(No. and Street)

Houston	TX	77010
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Schaps 281-367-2454
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MRPR CPAs & Advisors
(Name – *if individual, state last, first, middle name*)

28411 Northwestern HWY STE 800	Southfield	MI	48034
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Schaps _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Eight Pines Securities, LLC _____, as of December 31 _____, 20 19 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____



ADRIANA ROSALES
Notary Public, State of Texas
Comm. Expires 08-19-2023
Notary ID 130333913

_____
Signature

Chief Financial Officer
_____
Title

Adriana Rosales
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

x

Eight Pines Securities, LLC

**FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION
PURSUANT TO RULE 17a5 OF THE
SECURITIES AND EXCHANGE COMMISSION**

AND

**REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM**

FOR THE YEAR ENDED DECEMBER 31, 2019

Eight Pines Securities, LLC

FOR THE YEAR ENDED DECEMBER 31, 2019

TABLE OF CONTENTS



MRPR
CPAs & Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Sole Member
Eight Pines Securities, LLC
Houston, Texas

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Eight Pines Securities, LLC as of December 31, 2019, and the related statements of operations, changes in member's equity and its cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Eight Pines Securities, LLC as of December 31, 2019, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Eight Pines Securities, LLC's management. Our responsibility is to express an opinion on Eight Pines Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Eight Pines Securities, LLC in accordance with the U.S. Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

One Northwestern Plaza • 28411 Northwestern Highway Suite 800 • Southfield Michigan 48034-5538 • www.mrpr.com

O 248.357.9000
F 248.357.9001

Auditor's Report on Supplemental Information

The supplemental schedules (Schedule I "Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission" and Schedule II "Computation for Determination of Reserve Requirements for Broker/Dealer Under Rule 15c3-3 (exemption)") have been subjected to audit procedures performed in conjunction with the audit of Eight Pines Securities, LLC 's financial statements. The supplemental information is the responsibility of Eight Pines Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental schedules (Schedule I "Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission" and Schedule II "Computation for Determination of Reserve Requirements for Broker/Dealer Under Rule 15c3-3 (exemption)") are fairly stated, in all material respects, in relation to the financial statements as a whole.

M R P R Group, P.C.

We have served as Eight Pines Securities, LLC's auditor since 2012.

Southfield, Michigan
February 13, 2020

Eight Pines Securities, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

Cash and cash equivalents	$	58,477
Receivable from affiliate		285,511
Other assets		11,928
Total assets	$	355,916

LIABILITY AND MEMBER'S EQUITY

Liability - accounts payable	$	6,125
Member's equity	$	349,791
Total liabilities and member's equity	$	355,916

See notes to financial statements.

Eight Pines Securities, LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2019

REVENUES:		
Advisor Income	$	20,000
Other revenues		16
Total revenue		20,016
OPERATING EXPENSES:		
Professional fees		260,499
Shared expenses		20,844
Regulatory expenses		12,711
Direct and other operating expenses		325
Total operating expenses		294,379
NET LOSS	$	(274,363)

See notes to financial statements.

Eight Pines Securities, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2019

BALANCE, AT BEGINNING OF YEAR	$	624,154
NET LOSS		(274,363)
BALANCE, AT END OF YEAR	$	349,791

Eight Pines Securities, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(274,363)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Receivable from affiliate		293,707
Prepaids and other assets		(529)
Accounts payable and Accrued expenses		1,225
Net cash provided by in operating activities		20,040
INCREASE IN CASH AND CASH EQUIVALENTS		20,040
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		38,437
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	58,477

See notes to financial statements.

Eight Pines Securities, LLC

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - Summary of Significant Accounting Policies

Organization - Eight Pines Securities, LLC (the Company) was formed for the purpose of doing business as a broker-dealer; operations commenced May 22, 2012. The Company is a wholly owned subsidiary of Conway MacKenzie Capital Advisors, LLC and is a member of the Financial Industries Regulatory Authority (FINRA). The Company is a securities broker-dealer that engages in private placement of securities and does not carry customer accounts, hold customer funds or securities or introduce accounts on a fully-disclosed basis to a clearing firm.

Use of estimates in the preparation of financial statements - The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue and expenses recognition – In 2019 the Company adopted ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606). Revenue from contracts with customers includes fees from investment banking services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events. During 2019, revenues consisted of $20,000 Advisory Fee Income.

Revenue from contracts with customers includes advisory services on mergers and acquisitions (M&A). The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Revenue for M&A advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed, generally the closing date of the transaction.

Computation of customer reserve - The Company is exempt from customer reserve requirements and providing information relating to possession or control of securities pursuant to Rule 15c3-3 of the Securities and Exchange Act of 1934. The Company meets the exempting provisions of Paragraph (k)(2)(i).

Income taxes - The Company is a limited liability company under the Internal Revenue Code. Because of this election, Federal income taxes are not provided for in the accompanying financial statements.

Eight Pines Securities, LLC

Cash and cash equivalents - The Company considers any investment with a maturity of three months or less at date of purchase to be cash or cash equivalents. There were no cash equivalents at December 31, 2019. Cash and cash equivalents includes accounts which may, at times, exceed the Federal Deposit Insurance Corporation (FDIC) insurance limits. At December 31, 2019, there were no accounts with balances that exceeded the FDIC limits.

Subsequent events - The Company has evaluated events and transactions that occurred between December 31, 2019 and February 13, 2020, which is the date that the financial statements were available to be issued, for possible recognition or disclosure in the financial statements.

NOTE 2 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission "Uniform Net Capital Rule" (Rule 15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $5,000 or 6 2/3 % of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1.

At December 31, 2019, the Company had net capital of $52,352 which was $47,352 in excess of the required capital of $5,000.

The Company is also subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. SEC Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2019, the Company's ratio of aggregate indebtedness to net capital was .12 to 1.

NOTE 3 - Transactions with Related Company

The Company is affiliated with another professional corporation who provides most of the administrative services under a shared expense operating agreement. The financial statements are not necessarily indicative of the conditions that would have existed, or the results of operations that would have occurred, had the Company been an unaffiliated company. The Company reimbursed its affiliated company in 2019 for shared administrative expenses including compensation, rent, overhead, etc. in the amount of $20,844.

Eight Pines Securities, LLC

**I SCHEDULE OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2019**

NET CAPITAL
    Total members' equity qualified for net capital $ 349,791

    Deductions and/or charges
      Nonallowable assets:
        Receivables from affiliate   285,511
        Other assets   11,928
      Total Nonallowable assets   297,439

    Net capital $ 52,352

AGGREGATE INDEBTEDNESS   6,125

COMPUTATION ON BASIC NET CAPITAL REQUIREMENTS
    Minimum net capital required (6 2/3% of total aggregate
      indebtedness) $ 408

    Minimum dollar net capital requirement $ 5,000

    Net capital requirement (greater of above two minimum
      requirement amounts) $ 5,000

    Excess net capital $ 47,352

Ratio: Aggregate indebtedness to net capital   .12 to 1

Reconciliation of Computation of Net Capital

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2019 as filed by Eight Pines Securities, LLC on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

Statement Regarding SIPC Agreed-upon Procedures

The Company is exempt from the filing of the SIPC Agreed-upon Procedures report as gross revenues are less than $500,000.

II SCHEDULE OF COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALER UNDER RULE 15c3-3

Eight Pines Securities, LLC is exempt from the Computation for Determination of Reserve Requirement for Broker/Dealer under Rule 15c3-3 of the Securities and Exchange Commission because of the exemption provided under Rule 15c3-3(k)(2)(i), as a broker/dealer, "who does not carry securities accounts for customers or perform custodial functions relating to customer securities, and as such a review of the practices and procedures over safeguarding securities was not performed.".



MRPR
CPAs & Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member
Eight Pines Securities, LLC
Houston, Texas

We have reviewed management's statements, included in the accompanying Eight Pines Securities, LLC Exemption Report, in which (1) Eight Pines Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Eight Pines Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (exemption provisions) and (2) Eight Pines Securities, LLC stated that Eight Pines Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Eight Pines Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Eight Pines Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

MRPR Group, P.C.

Southfield, Michigan
February 13, 2020

-9-

One Northwestern Plaza • 28411 Northwestern Highway Suite 800 • Southfield Michigan 48034-5538 • www.mrpr.com

O 248.357.9000
F 248.357.9001

Independent Member of Enterprise Worldwide

Eight Pines Securities, LLC.

909 Fannin Street, Suite 4000 / Houston, Texas 77010
713-650-0500

Eight Pines Securities, LLC. Exemption Report

Eight Pines Securities, LLC. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3*(k)*(2)(i).

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception.

Eight Pines Securities, LLC.

I, Michael R. Schaps, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

_____
Michael R. Schaps, Chief Financial Officer

January 5, 2020